NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

November 10, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Alexandra Barone, Staff Attorney
Kathleen Krebs, Special Counsel

Re: MCAP Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed October 28, 2021

File No. 333-259027

Dear Ms. Barone and Ms. Krebs:

On behalf of MCAP Acquisition Corporation (the “Company”), we are hereby responding to the letter dated November 8, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed on October 28, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Form S-4 filed October 28, 2021

Information About AdTheorent, page 160

1.	We note your revised disclosures to prior comment 12, where you indicate that you monitor the metrics of active customers and high-spend customers to evaluate how the active customer base is growing and the extent to which active customers are becoming high-spend customers. As these appear to be key business metrics based on your current disclosure, please include a discussion of such measures in your Management’s Discussion and Analysis (MD&A) for each period presented and address the disclosure requirements in Item 303(a) of Regulation S-K and SEC Release No. 33-10751. Alternatively, revise to disclose within MD&A the metrics you do use to monitor your business.

Response: The Company has revised and added to the disclosure on pages 176, 178, 189 and 201 of the Amended Registration Statement to describe active customers as a key business metric and to remove discussion of high-spend customers, as the number of high-spend customers is not used by management to manage or monitor the performance of the business.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance
November 10, 2021

Exhibits

2.	In the tax opinion filed as Exhibit 8.1, counsel opines that “the Company Mergers will qualify as a ‘reorganization’ for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code”; however, the disclosure on page 138 states that it is the opinion of counsel that these mergers “should” so qualify and there is a discussion of the uncertainties. Please ensure that the tax opinion and prospectus disclosure are consistent.

Response: The Company has filed a revised tax opinion to conform to the disclosure in the section entitled “Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Company Mergers.”

* * * * *

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc: MCAP Acquisition Corporation

Theodore L. Koenig